Exhibit 12.01

West Corporation

Ratio of earnings to Fixed Charges

$ in thousands

			Year Ended
	Three months ended		December 31,
	31-Mar-11	2010	2009	2008	2007	2006
Pretax income	55,774	120,780	147,836	29,180	27,595	150,555
Add fixed charges (below)	71,479	267,656	271,852	329,817	346,258	106,259

Earnings and fixed charges (B)	127,253	388,436	419,688	358,997	373,853	256,814

Fixed charges
Interest expense	67,824	252,724	254,103	313,019	332,372	94,804
Interest factor attributable to rental expense (1)	3,655	14,932	17,749	16,798	13,886	11,455

Total fixed charges	71,479	267,656	271,852	329,817	346,258	106,259

Ratio of earnings to fixed charges (2)	1.8	1.5	1.5	1.1	1.1	2.4

(1)	Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.
(2)	This ratio is computed by dividing the total earnings by the total fixed charges. Earnings are defined as income before income taxe, plus fixed charges. Fixed charges are defined as total interest expense related and an estimate of the of the interest component within rent expense.